Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MARCH 2020	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant’s name into English)

Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A.: Update on the Company’s Operations and New York Stock Exchange Listing

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--March 13, 2020--Natuzzi S.p.A. (NYSE: NTZ):

On February 24, 2020, Natuzzi S.p.A. (the “Company”) provided preliminary updates on the impacts of the coronavirus on its operations in China (the “February Update”).

Since then, the coronavirus has aggressively spread outside of China and, in particular, in Italy where the Government has adopted extensive containment measures in order to limit the epidemic.

The overall situation remains critical and uncertain. The Company expects that its business levels, as discussed in the February Update, will not improve in the short term with a direct negative effect on the Company’s revenues.

The Company continues to implement specific actions to help mitigate the impacts of the outbreak of the coronavirus on production levels and cash flow. These measures are expected to include the overall reduction of operating expenses, the deferral of some investments, as well as workforce-related actions.

The outbreak of the coronavirus in Italy is currently of major concern to the Company in light of the material adverse effects that could follow a potential contagion within the Company’s Italian plants. With the aim of limiting the contagion risk, and in accordance with the Italian Government safety guidelines, the Company has adopted recommended protective measures, both in the Italian plants and in its headquarters, in addition to the closure of its Italian stores.

The Company’s operations in China are now running almost to pre-disruption levels as government and press reports indicate that the coronavirus containment is proving effective in that country.

In connection with the global spread of the coronavirus, equity markets have sharply declined with a generalized and heavy sell-off. Consistent with market trends, the Company’s American Depository Receipts (the “ADRs”) have been under strong pressure. As of March 12, 2020, the Company’s market capitalization and the average market capitalization over a consecutive 30 trading-day period were $5.5 million and $16.1 million, respectively.

NYSE Regulation, Inc. (“NYSE Regulation”) will commence proceedings to delist the Company’s ADRs from the New York Stock Exchange (the “NYSE”) should the Company’s market capitalization fall below the NYSE’s continued listing standard set forth in Section 802.01B of the NYSE Listed Company Manual, which requires the Company to maintain an average global market capitalization of not less than $15 million over a consecutive 30-trading day period.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Any such securities have not been registered under the U.S. Securities Act of 1933 (as amended, the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the SEC, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Contacts

For information:

NATUZZI INVESTOR RELATIONS
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date: MARCH 13, 2020	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi